

Mail Stop 4631

August 8, 2016

Via U.S. Mail
Mr. Thomas Roger Sawyer, Chief Executive Officer
Silverton Energy, Inc.
297 Kingsbury Grade, Suite 208
Stateline, NV 89449

> **Re:** **Silverton Energy, Inc.**
> **Form 10-K for the year ended September 30, 2015**
> **Filed February 24, 2016**
> **File No. 0-54920**

Dear Mr. Sawyer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please file your Forms 10-Q for the periods ended December 31, 2015 and March 31, 2016. Refer to General Instruction A to the Form 10-Q.

Form 10-K for the Year Ended September 30, 2015

General

2. Please amend your Form 10-K to include the interactive data exhibits required by Item 601(b)(101) of Regulation S-K.

Item 9A. Controls and Procedures, page 4

Management's Annual Report on Internal Control over Financial Reporting, page 4

3. Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's *Internal Control — Integrated Framework* you utilized when performing your assessment of internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Jeff Gordon at (202) 551-3486 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and Construction